Exhibit 99.6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of International Royalty Corporation (the “Company”) on Form 40-F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Douglas B. Silver, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 28, 2008

/s/ Douglas B. Silver

Douglas B. Silver

Chief Executive Officer

(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to International Royalty Corporation and will be retained by International Royalty Corporation and furnished to the Securities and Exchange Commission or its staff upon request.